Exhibit 3.43
As Amended, As of March 22, 2007
ARTICLES OF INCORPORATION
OF
TEXAS STAR RADIO, INC.
ARTICLE ONE
The name of the corporation is TEXAS STAR RADIO, INC.
ARTICLE TWO
The period of its duration is perpetual.
ARTICLE THREE
The purpose of the corporation is to engage in any lawful act of activity for which corporations may be organized under the Texas Business Corporation Act.
ARTICLE FOUR
The corporation shall have the authority to issue 100,000 shares of the par value of $1.00 each. The shares shall be designated as common stock and shall have identical rights and privileges in every respect.
ARTICLE FIVE
No holder of stock of the corporation shall have preemptive rights to purchase or to subscribe for any additional issues of the corporation, including any warrants, options or rights to purchase any such stock or any other securities of the corporation convertible into or exchangeable for stock of the corporation.
ARTICLE SIX
Directors shall be elected by plurality vote. Cumulative voting shall not be permitted.
ARTICLE SEVEN
The corporation will not commence business until it has received for tae issuance of its shares consideration of the value of One Thousand Dollars ($1,000.00), consisting of money, labor done, or property actually received.
ARTICLE EIGHT
The Shareholders of the corporation hereby delegate to tae Board of Directors power to adopt, alter, amend, or repeal the Bylaws of the corporation; such power shall be deemed to be vested exclusively in the Board of Directors and shall not be exercised by the Shareholders.
ARTICLE NINE
A. If Paragraph (B) is satisfied, no contract or other transaction between the corporation and any of its Directors, officers or Shareholder (or any corporation or firm in which any of them are directly or indirectly interested) shall be invalid solely because of this relationship or because of the presence of such Director, Officer or Shareholder at the meeting authorizing such contract or transaction, or his participation in such meeting or authorization.
B. Paragraph (A) stall apply only if:
1. The material facts of the relationship or interest of each such Director, Officer or shareholder are known or disclosed;

(a) To the Board of Directors and it nevertheless authorizes or ratifies the contract or transaction by a majority of the Directors present, each such interested Director to be counted in determining whether a quorum is present, but not in calculating the majority necessary to carry the vote; or
(b) To the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or
2. The contract or transaction is fair to the corporation as of the time it is authorized or ratified by the Board of Directors, a committee of the Board or the Shareholders.
C. This provision shall not be construed to invalidate a contract or transaction which would be valid in the absence of this provision.
ARTICLE TEN
The post office address of the initial registered office of the corporation is 3500 Maple Avenue, Suite 1310, Dallas, Texas 75219, and the name of its initial registered agent at such address is Marcos A. Rodriguez, Sr.
ARTICLE ELEVEN
The number of Directors constituting the initial Board of Directors is one, and the names and addresses of the persons who are to serve as Directors until the first annual meeting of the Shareholders, or until the successors are elected and qualified are:
NAME                     ADDRESS
Marcos A. Rodriguez, Sr.                200 Sewell Court
                                                          Irving, Texas 15238
ARTICLE TWELVE
The name and address of the incorporator is:

NAME                     ADDRESS
Gerald A. Bates                2400 Texas American Bank Building
                                            Fort Worth, Texas 76102
IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of August, 1989.
/s/ Gerald A. Bates
GERALD A. BATES